SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D. C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                                                File No. 69-291

                             TNP Enterprises, Inc.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:

                                   State of                    Location and
       Name                      Organization                Nature of Business
       ____                      ____________                __________________

TNP Enterprises, Inc.               Texas                    P. O. Box 2943
                                                             Ft. Worth, TX 76113
                                                             Holding Company

Texas-New Mexico Power Company      Texas                    P. O. Box 2943
                                                             Ft. Worth, TX 76113
                                                             Electric Utility/
                                                             Holding Company



Facility Works, Inc.                Texas                    P. O. Box 2943
 (formerly known as                                          Ft. Worth, TX 76113
 Community Public Service Company)                           General purpose
                                                             corporation

TNP Operating Company               Texas                    P. O. Box 2943
                                                             Ft. Worth, TX 76113
                                                             General purpose
                                                             corporation
                                                             (presently
                                                             inactive)

Texas Generating Company*           Texas                    P. O. Box 2943
                                                             Ft. Worth, TX 76113
                                                             Special purpose
                                                             corporation

Texas Generating Company II*        Texas                    P. O. Box 2943
                                                             Ft. Worth, TX 76113
                                                             Special purpose
                                                             corporation


*Wholly owned subsidiary of Texas-New Mexico Power Company


     2. Following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:
The claimant owns all of the issued and outstanding common stock, $10.00 par value, of TNMP, an electric public utility corporation, the principal operating subsidiary of claimant. Within Texas, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP has three operating regions throughout Texas. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The regions located in the State of Texas are as follows:

               * North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

               * Gulf Coast Region. Electric transmission and distribution systems serving 14 communities in southeastern Texas. The region is based at Texas City, Texas.

               * Mountain Region. Electric transmission and distribution system serves 6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.


     Generating facilities owned by TNMP and the subsidiaries are located within Robertson County, Texas, which is in the Central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNMP owns two units. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNMP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas.

     Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. A portion of the Mountain Region serves southern New Mexico, as described above.

     3. Certain information, for the calendar year 1997 with respect to claimant and its subsidiaries, is provided in the following chart:



(a)    MWH sold:
           Retail                               9,652,131
           Wholesale                              498,038
                                       ___________________
           Total                               10,150,169
                                       ===================

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b)    MWH sold at retail in (a) above include 1,648,904 MWH sold in New Mexico.

(c)    MWH sold at wholesale in (a) above were within Texas.

(d)    MWH purchased:
           Texas                                6,734,548
           New Mexico                           1,709,442
                                       ___________________
           Total                                8,443,990
                                       ===================

     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

     Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1997, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1997 calendar year, are presented.

     Exhibit B. A Financial Data Schedule for the period ended December 31, 1997, including Item Nos. 1, 2, and 3.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.

                                                 Texas-New Mexico Power Company


                                                 By /s/ M. S. Cheema
                                                    ______________________
Corporate Seal                                          M. S. Cheema
Attest:                                               Sr. Vice President -
                                                      Chief Financial Officer
/s/ Paul W. Talbot
__________________
Paul W. Talbot
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:


         Paul W. Talbot                                        Secretary
         ______________                                        _________
               Name                                              Title


                    P. O. Box 2943, Fort Worth, Texas  76113
                    ________________________________________
                                  Address


                                                                      Exhibit A

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1997
                             (Amounts in Thousands)



                                         Texas-New         TNP          TNP          Facility   Consolidating      TNP
                                        Mexico Power    Operating     Enterprises,     Works,     Entries      Enterprises,
                                          Company        Company        Inc.            Inc.                       Inc.
                                        Consolidated                                                           Consolidated
                                        -----------------------------------------------------------------------------------

OPERATING REVENUES                      $   580,693   $         8   $         -   $     4,541   $        (8)  $   585,234
                                        ------------  ------------  ------------  ------------  ------------  ------------

OPERATING EXPENSES:
  Purchased power                           261,043                                                               261,043
  Fuel                                       41,730                                                                41,730
  Other operating and general expenses       84,294            15         2,085         3,703            (8)       90,089
  Cost of sales                                   -                                     3,986                       3,986
  Depreciation of utility plant              38,851             2                          83                      38,936
  Taxes other than income taxes              33,260            21           386            29                      33,696
  Income taxes                               22,062            (5)         (816)       (1,133)                     20,108
                                        ------------  ------------  ------------  ------------  ------------  ------------
     Total  Operating  Expenses             481,240            33         1,655         6,668            (8)      489,588
                                        ------------  ------------  ------------  ------------  ------------  ------------

NET OPERATING INCOME                         99,453           (25)       (1,655)       (2,127)            -        95,646
                                        ------------  ------------  ------------  ------------  ------------  ------------
OTHER INCOME (LOSS):
  Other income and deductions, net            1,120            16        31,175            23       (30,868)        1,466
  Income  taxes                                 257             -             -             -                         257
                                        ------------  ------------  ------------  ------------  ------------  ------------
    Other income (loss), net of taxes         1,377            16        31,175            23       (30,868)        1,723
                                        ------------  ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) BEFORE INTEREST
    CHARGES                                 100,830            (9)       29,520        (2,104)      (30,868)       97,369
Interest charges                             56,912                                         2                      56,914
                                        ------------  ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS     43,918            (9)       29,520        (2,106)      (30,868)       40,455
  Loss from discontinued nonregulated
    operations, net of taxes                                                           10,777                      10,777
                                        ------------  ------------  ------------  ------------  ------------  ------------
NET INCOME (LOSS)                            43,918            (9)       29,520       (12,883)      (30,868)       29,678
Dividends  on  preferred  stock                 158                                                                   158
                                        ------------  ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) APPLICABLE TO
  COMMON STOCK                          $    43,760   $        (9)  $    29,520   $   (12,883)  $   (30,868)  $    29,520
                                        ============  ============  ============  ============  ============  ============


                                                                      Exhibit A

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1997
                             (Amounts in Thousands)

                                         Texas-New         TNP          TNP          Facility   Consolidating      TNP
                                        Mexico Power    Operating     Enterprises,     Works,     Entries      Enterprises,
                                          Company        Company        Inc.            Inc.                       Inc.
                                        Consolidated                                                           Consolidated
                                        ------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996            $    65,308   $       992   $    94,703   $   (3,097)   $   (63,203)  $    94,703
    Net income (loss)                        43,918            (9)       29,520      (12,883)       (30,868)       29,678
    Dividends on preferred stock               (158)                                                                 (158)
    Dividends on common stock               (44,300)                    (13,158)                     44,300       (13,158)
    Retirement of preferred stock                                            13                                        13
                                        ------------  ------------  ------------  ------------  ------------  ------------
BALANCE AT DECEMBER 31, 1997            $    64,768   $       983   $   111,078   $   (15,980)  $   (49,771)  $   111,078
                                        ============  ============  ============  ============  ============  ============

                                                                      Exhibit A

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1997
                             (Amounts in Thousands)

                                          Texas-New         TNP          TNP          Facility   Consolidating      TNP
                                         Mexico Power    Operating     Enterprises,     Works,     Entries      Enterprises,
                                          Company        Company        Inc.            Inc.                       Inc.
                                         Consolidated                                                           Consolidated
                                         -----------------------------------------------------------------------------------
UTILITY PLANT                            $ 1,237,520   $         -   $        18   $         -   $         -   $  1,237,538
Less:  accumulated depreciation              314,270                                                                314,270
                                         ------------  ------------  ------------  ------------  ------------  ------------
    Net Utility Plant                        923,250             -            18             -             -        923,268
                                         ------------  ------------  ------------  ------------  ------------  ------------

INVESTMENT IN SUBSIDIARY COMPANIES                 -             -       296,490                    (296,490)            -
OTHER PROPERTY AND INVESTMENTS,
  at cost                                        214         1,264         2,846         1,380                       5,704
CURRENT ASSETS:                                    -
    Cash and cash equivalents                  2,772           160        12,775           170                      15,877
    Customer receivable                          460                           -         6,920                       7,380
    Other accounts receivable                  1,882             -        (6,286)        1,200         4,409         1,205
    Other current assets                       6,852             -           191           569                       7,612
    Deferred purchased power and
     fuel costs                                2,570                                                                 2,570
                                         ------------  ------------  ------------  ------------  ------------  ------------
       Total current assets                   14,536           160         6,680         8,859         4,409        34,644
                                         ------------  ------------  ------------  ------------  ------------  ------------
DEFERRED CHARGES                              29,006           115           665                      (1,476)       28,310
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                         $   967,006   $     1,539   $   306,699   $    10,239   $  (293,557)  $   991,926
                                         ============  ============  ============  ============  ============  ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common shareholder's equity:
       Common  stock                     $       107   $       100   $   187,163   $         1   $      (208)  $   187,163
       Capital in excess of par value        222,146           400                      23,965      (246,511)            -
       Retained  earnings                     64,768           983       111,078       (15,980)      (49,771)      111,078
                                         ------------  ------------  ------------  ------------  ------------  ------------
            Total common shareholder's
              equity                         287,021         1,483       298,241         7,986      (296,490)      298,241
    Redeemable cumulative preferred
      stock                                    3,240                                                                 3,240
    Long-term debt, less current
      maturities                             477,900                                       141             -       478,041
                                         ------------  ------------  ------------  ------------  ------------  ------------
       Total capitalization                  768,161         1,483       298,241         8,127      (296,490)      779,522
                                         ------------  ------------  ------------  ------------  ------------  ------------
    Current maturities of long-term debt         100                                         -                         100
    Accounts payable                          24,859            31         2,676         2,854        (3,385)       27,035
    Other current  liabilities                47,471            25        (1,130)        2,142         6,318        54,826
                                         ------------  ------------  ------------  ------------  ------------  ------------
       Total current liabilities              72,430            56         1,546         4,996         2,933        81,961
                                         ------------  ------------  ------------  ------------  ------------  ------------
REGULATORY TAX LIABILITIES                     6,318                                                                 6,318
ACCUMULATED DEFERRED INCOME TAXES             81,085                       7,049        (2,884)                     85,250
ACCUMULATED DEFERRED ITC                      21,286                        (137)                                   21,149
DEFERRED CREDITS                              17,726                                         -                      17,726
                                         ------------  ------------  ------------  ------------  ------------  ------------
                                         $   967,006   $     1,539    $  306,699   $    10,239   $  (293,557)  $   991,926
                                         ============  ============   ===========  ============  ============  ============


                                                                      Exhibit B

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                             Financial Data Schedule
                     For the Period Ending December 31, 1997
                             (Amounts in Thousands)



 Item No.             Caption Heading                          Amount
---------------   -------------------------              -------------------

       1          Total Assets                           $    991,926

       2          Total Operating Revenues                    585,234

       3          Net Income (Loss)                            29,678
